Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

 NEWS

RiT TECHNOLOGIES REPORTS
FINANCIAL RESULTS FOR Q2 2012

Tel Aviv, Israel – August 6, 2012 – RiT Technologies (NASDAQ: RITT) today announced its financial results for the second quarter and six months ended June 30, 2012.

Revenues for the second quarter of 2012 totaled $2.8 million, up 100% compared with $1.4 million in the first quarter of 2012 but down 18% compared year-over-year with $3.5 million in the second quarter of 2011.

Investment in the development of new products totaled $1.1M in the second quarter and $1.8M in the first half of 2012.

Net loss for the quarter was $2.5 million, or $0.48 per share. This compared with a net loss of $2.8 million, or $0.54 per share, in the first quarter of 2012 and $0.8 million, or $0.17 per share in the second quarter of 2011.

For the six-month period, revenues totaled $4.2 million compared with $6.7 million in the first half of 2011. Net loss for the first half totaled $5.3 million, or $1.02 per share, compared with $1.7 million, or $0.41 per share, for the first six months of 2011.

Comments of Management
Commenting on the results, Dr. Vadim Leiderman, RiT’s President and CEO, said, “During the second quarter, our Board of Directors approved our multi-year strategic plan, which calls for significant investment in the development of new products throughout 2012 and 2013. The Company current strategy, together with our new product lines, will enable us to ramp up our sales capabilities. As such, we have now moved our development efforts into high gear with the goal of completing our new product lines for the rapidly growing DCIM (Data Center Infrastructure Management) and IIM (Intelligent Infrastructure Management) markets in the near future. In parallel, we are upgrading our sales and support capabilities in strategic markets, focusing on the establishment of partnerships with leading players, and taking considerable cost reduction measures to improve operational efficiency. We are confident that the significant fruits of our labor will become apparent in our future financial results.”

About RiT Technologies
RiT is a leading provider of comprehensive management solutions for today’s mission-critical data centers and communication rooms. Through the deployment of RiT’s integrated DCIM (data center infrastructure management), IIM (intelligent infrastructure management), SMART Cabling™ and EPV™ real-time infrastructure management solutions, companies enhance both CAPEX and OPEX, increase their efficiency and improve their automated processes. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Eli Gendler, CFO
+972-77-270-7210
eli.gendler@rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies Ltd.
STATEMENTS OF OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data)

	For the three		For the six
	months ended		months ended
	June 30,		June 30,
	(Unaudited)		(Unaudited)

	2012	2011	2012	2011

Sales	2,839	3,464	4,201	6,659
Cost of sales	1,857	1,898	3,002	3,697
Gross profit	982	1,566	1,199	2,962

Operating costs and expenses:
Research and development, net	1,060	456	1,755	877
Sales and marketing	1,589	1,429	3,108	2,846
General and administrative	819	430	1,591	962
Total operating expenses	3,468	2,315	6,454	4,685
Operating Loss	(2,486)	(749)	(5,255)	(1,723)

Financial income (loss), net	(18)	(5)	(70)	3
Net Income (Loss)	(2,504)	(754)	(5,325)	(1,720)

Basic and Diluted net Loss per ordinary share	(0.48)	(0.17)	(1.02)	(0.41)

Weighted average number of ordinary shares, used to compute basic and diluted net loss per ordinary share	5,209,122	4,386,723	5,209,122	4,180,240

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S GAAP)
(U.S dollars in thousands)

	June 30, 2012	December 31, 2011
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	1,508	884
Trade receivables, net	3,386	3,921
Other current assets	384	567
Inventories	4,796	3,779
Total Current Assets	10,074	9,151

Long term Assets
Assets held for severance benefits	1,106	1,111

Property and Equipment
Cost	3,580	3,350
Less - accumulated depreciation	3,230	3,111
	350	239

Total Assets	11,530	10,501

Liabilities and Shareholders' Equity
Current Liabilities
Short-term Loan	245	162
Trade payables	2,918	2,470
Other payables and accrued expenses	1,524	1,144
Total Current Liabilities	4,687	3,776

Other Liabilities
Convertible Loan from principal shareholder	5,799	400
Liability in respect of employees' severance benefits	1,306	1,290
	7,105	1,690
Total Liabilities	11,792	5,466

Shareholders' Equity
Share capital	1,126	1,126
Treasury stock	(27)	(27)
Additional paid-in capital	45,597	45,569
Accumulated deficit	(46,958)	(41,633)
Total Shareholders' Equity	(262)	5,035
Total Liabilities and Shareholders' Equity	11,530	10,501